(212) 701-3139

                                                               September 1, 2005

Mr. Larry Spirgel
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC  20549-0405

        Re:     Global Sources Ltd.
                Form 20-F for the year ended December 31, 2004
                Filed May 13, 2005
                File No. 333-0-30678

Dear Mr. Spirgel:

     On behalf of Global Sources Ltd. (the "Company"), set forth below are the Company's responses to the Comment Letter of the Staff dated August 10, 2005. For the convenience of the Staff, the Staff's comments are repeated below and the responses of the Company immediately follow each comment. Each of the responses set forth below are based upon the information and representations of the Company provided to us.

Item 5.  Operating and Financial Review and Prospects

Results of Operations- Fiscal 2004 and 2003, page 28

     1. Your current disclosures mostly indicate areas of change, but they do not provide the reader with an understanding of the underlying business and other drivers affecting your results of operations and financial position, they do not quantify or indicate the relevant weight of revenue categories, and the disclosures do not provide an indication that past results are indicative of future performance. In this respect, your disclosures do not comply fully with the requirements or intent of Item 303 of Regulation S-K.

For example, you indicate in your discussion of revenue, that revenue derived from your online and other media services segment increased 5% from 2003. It is not clear from your disclosures what specific segment revenue categories contributed to the increase and why. It is not clear whether the revenue surge was due to creating and hosting websites, banner advertising, trade magazine subscriptions or magazine advertising, etc. It is not clear what the underlying business drivers were that contributed to the year-over-year revenue category increase or if you expect this trend to continue.

Please revise to provide a comprehensive discussion of your results of operations in accordance with Item 303 of Regulation S-K.

Response: The Company will respond to the Staff's comment by revising its disclosure to make changes such as those shown in the following version of the applicable section (bold underlined sections identify additions):

     Fiscal Year 2004 Compared to Fiscal Year 2003

     Revenue

          Our total revenue grew to $105.8 million during the year ended December 31, 2004 from $91.7 million during the year ended December 31, 2003, a growth of 15%. Our online and other media services revenue grew by $4.6 million or 5% to $92.3 million during the year ended December 31, 2004, as compared with $87.7 million during the year ended December 31, 2003 due primarily to a 9% growth in our China market and the growth in our Hong Kong, Japan and USA markets offset by drop in some of our other markets during the year. "Online and other media services" revenue from China grew by 9% in 2004 compared to 2003. China represented 45% of "Online and other media services" revenue in 2004 compared to 43% in 2003. Our exhibitions revenue grew from $3.3 million during the year ended December 31, 2003 to $13.0 million during the year ended December 31, 2004, a growth of 294%, due mainly to an increase in the number of our China Sourcing Fairs events held in year 2004. In 2004 we held six China Sourcing F airs versus only one in 2003.

          We have made substantial progress in developing our customer base in China, our largest market. Total revenue from China grew by 26% during the year ended December 31, 2004 compared to the year ended December 31, 2003 partially mainly as a result of an increase in China Sourcing Fairs revenue. China accounted for 47% of total revenue during the year ended December 31, 2004 compared to 43% of total revenue during the year ended December 31, 2003. We expect China's percent of the total to continue to grow and China's revenue overall to continue to grow.

Liquidity and Capital Resources, page 34

2. Your discussions of cash flows from operating, investing and financing activities appear to be a mechanical recitation of your cash flow statement. Please revise to provide not only a "discussion" but also an "analysis" of historical information as well as known trends, demands, commitments, events or uncertainties that will result in your liquidity increasing or decreasing in any material way. In addition, revise your disclosures of capital resources in a similar fashion to provide the reader with a clear, cohesive view of your liquidity and capital resource needs as seen through the eyes of management. For example, you should have discussed and analyzed the business demands, events and needs that led management to purchase $131.4 million and sell $157.3 million worth of securities.

     Response: The Company will respond to the Staff's comment by adding disclosure such as the following disclosure in the applicable section:

                    Operating Cashflows

                    Advance payments received from customers were $30,195 as of
               December 31, 2004, compared to $27,454 as at December 31, 2003, improving the Company's liquidity. A majority of its customers in China pay the Company in advance for its Online and other media services business. The Company Exhibitions business collections are all advance payments. The Company expects the growth in its revenues from China to continue and the Company plans to launch more Exhibition events in the future. As a result, the Company expects that the advance payments received from customers to continue to increase in the future as its revenue increases.

                    Receivable from sales representatives was reduced from
               $3,883 as at December 31, 2003 to $3,407 as at December 31, 2004.
               However, the Company expects the receivable from sales representatives to slightly increase due to expected growth in its China business and its Exhibitions business.

                    Investing and Financing Cashflows

                    As and when the Company needs additional funds for capital acquisitions the Company can raise additional capital for the remainder of $259,500 under its Form F-3 shelf filing dated May 21, 2004.

                    The Company invests its excess cash in available-for-sale
               securities to generate income from interest received as well as capital gains, while the funds are held to support the Company's business. The majority of the available-for-sale securities have maturities of less than 3 months.

                    Generally the Company holds the securities with specified
               maturity dates such as Treasury Bills until their maturity but the securities managed by high quality institutions that do not have fixed maturity dates are generally sold on a quarterly basis and proceeds reinvested in similar securities. The $157,253 of sales of available-for-sale securities during the year 2004, consists of $128,453 securities sold or matured and reinvested and $28,800 withdrawn from available-for-sale securities during the year to pay for a major one-time capital expenditure of $19,400 and $9,400 in repayment of the loan owed to a shareholder.

                    The Company does not engage in buying and selling of
               securities with the objective of generating profits on short-term differences in price.

                    Capital Resources

                    The Company anticipates that its cash and securities on hand and expected positive cash-flows from its operations will be adequate to satisfy the Company's working capital, capital expenditure requirements and cash commitments based on the current levels of the Company's operations.

Item 8.  Financial Information

Note 2 Summary of Significant Accounting Policies

(d) Available-for-sale Securities, page 54

3. Please tell us how you determined, in accordance with paragraph 12 of SFAS 115, the classification of securities bought and sold in 2004 as available for sale and not trading.

     Response: The Company invests its excess cash in readily marketable securities managed by high quality institutions and in government-backed securities such as US Treasury bills.

     The Company's intention in keeping its excess cash in these securities is to generate income from interest received as well as capital gains, while the funds are held to support the Company's business. The majority of the available-for-sale securities are short-term with a maturity of less than 3 months.

     Generally the Company holds the securities with specified maturity dates such as Treasury Bills until their maturity but the securities managed by high quality institutions that do not have fixed maturity dates are generally sold on a quarterly basis and proceeds reinvested in similar securities.

     The Company records sales of securities upon their maturity or sale.

As per paragraph 12 of SFAS 115 "Accounting for Certain Investments in Debt and Equity Securities", securities that are bought and held principally for the purpose of selling them in the near term (thus held only for a short period of time of generally hours or days) are to be classified as trading securities. Trading generally reflects frequent buying and selling, and trading securities are generally used with the objective of generating profits on short-term differences in price.

Investments not classified as trading securities (nor as held-to-maturity securities) shall be classified as available-for-sale securities.

As the Company's objective and intent is not to generate profit on short-term differences in price and since the Company does not frequently buy or sell the securities in order to profit from short-term price fluctuations, the Company classifies its investments as available-for- sale securities, in accordance with US GAAP.

(q) Minority Interest, page 57

4. Quantify in this footnote the amount of dividends that must be paid by eMedia Asia Ltd. in order to trigger CMP's obligation to pay $6,000 to the company. Discuss under Liquidity in MD&A the business purpose of this arrangement and management's expectations of receiving this payment from CMP, and advise us.

     Response: As per the agreement with the Company's minority shareholder, UBM Asia B.V. (CMP), $6,000 is payable by CMP only by applying any and all of the dividends paid by the Company's subsidiary, eMedia Asia Ltd. (eMedia). Such dividends are to be applied first against the interest due and secondly, towards the principal sum.

     As of December 31, 2004, the balance sheet of eMedia shows accumulated losses of $4,094. Under the laws of the country of incorporation of eMedia, a company cannot pay dividends unless it has positive retained earnings.

     eMedia is currently profitable. However based on the current level of profitability, the Company does not expect eMedia to pay any dividends in next five years. Due to the contingent nature of the re-payment, the Company did not record in its balance sheet the promissory note receivable of $6,000 and no interest income was accrued.

     As the Company does not expect eMedia to pay dividends in the near term, the Company did not discuss the above arrangement under the liquidity section in its MD&A. The Company will start to discuss the recoverability in the Company's MD&A once eMedia starts to pay dividends.

Note 14 Income Taxes, page 66

5. We note, notwithstanding the fact that the company's subsidiaries subject to income tax have apparently generated taxable income in each of the last three fiscal years; the company continues to fully reserve its deferred tax assets. This policy suggests it is management's belief that it is more likely than not that the company will not realize any of the net deferred tax assets, which would mean management has concluded that there is a greater than 50 percent likelihood that the company's subsidiaries subject to tax will not generate any future taxable income through the date the company's net operating loss carryforwards expire. If this is so, we believe comprehensive disclosure should be provided to alert investors of this negative view held by management. In this disclosure you should explain to investors, in detail, your consideration of all available negative and positive evidence that formed the basis for your conclusion and why this conclusion is reasonable given that deferred tax assets were re alized by the company in past fiscal years. Also, please advise us in detail of your basis for the full valuation allowance. We refer you to paragraphs 20-25 of SFAS No. 109.

     Response: The break-down of the deferred tax assets of $7,410 as at December 31, 2004 is as follows:

Deferred tax assets relating to tax losses
in two of the Company's Hong Kong subsidiaries
and a Cyprus subsidiary                                  $    19

Deferred tax assets relating to tax losses in the
Company's US subsidiary                                  $ 7,391

Total deferred tax assets as at December 31, 2004         $7,410

The Company's deferred tax assets arose primarily from the past tax losses of $17,188 in its US subsidiary.

These losses resulted primarily from non-cash compensation expenses relating to a share award to the Company's chairman and chief executive officer by the US subsidiary as discussed in Note 22 to the Company's financial statements.

The taxable profits/ (losses) of the Company's US subsidiary during the last three years were as follows:

B/f loss at beginning of 2002:  ($17,275)

Year-2002:  ($45) loss
Year-2003:  $70 profit
Year-2004:  $62 profit
C/f loss at end of 2004:  ($17,188)

Though the US subsidiary is currently profitable, its operations are very small and the Company does not expect its operations to increase substantially in near future to generate enough profits to realize any material amounts of the deferred tax assets before the net operating losses carried forward expire. Accordingly the Company provided for a full valuation allowance.

The Company's US subsidiary provides certain administrative services to its related company and receives a fee from its related company for the services rendered. It does not generate any revenue from third parties for the Company and its inability to realize the deferred tax assets has no impact on the Company's profitability or financial position.

Operations of the Company's two Hong Kong subsidiaries and Cyprus subsidiary mentioned above are also very small. Following are the results of the Company's Hong Kong and Cyprus subsidiaries:


                                  Hong Kong Subsidiaries      Cyprus Subsidiary
B/f loss at beginning of 2004              ($101)                  ($48)
Profit/ (loss) for the year 2004             $6                    ($16)
C/f loss at the end of 2004                ($95)                   ($64)

Accordingly, the Company has provided for a full valuation allowance.

The Company will include a discussion such as the following with respect to the Company's deferred tax assets in its MD&A:

          The Company recorded a full valuation allowance for the deferred tax assets of $7,410 as at December 31, 2004 as it was more likely than not that they would not be realized. These deferred tax assets resulted from the net operating losses in some of the Company's subsidiaries.

Note 19 Segment and Geographic Information, page 69

6. Tell us in detail how you determined your operating segments under paragraphs 10-16 of SFAS 131. Also if you have aggregated operating segments into reportable segments, tell us how you determined that you met the criteria for aggregation in paragraph 17 of SFAS 131, including the requirement that the segments have similar economic characteristics. To help us better understand your analysis and conclusion provide us with a copy of the report(s) that the chief operating decision maker uses to allocate resources and assess performance. We may have further comments after the review of your response.

Response: The Company provides trade information in print, online, and in face-to-face exhibitions for the marketing and sourcing needs to its supplier and buyer community. The Company's solutions are based on 35 years as a trade magazine publisher and 9 years as an online marketplace operator.

Prior to 2002, the Company offered separate Print and Online services to clients based on its separate published price lists. In year 2002, the Company decided to consolidate the price list into one "Total Solution" price list so as to avoid clients picking only Online service or only Print service. The Company changed its sales strategy such that clients must buy both services and hence the Total Solution price list.

The Company launched its major new line of exhibitions known as China Sourcing Fairs in year 2003.

Segment reporting

SFAS 131 requires that the Company report a segment profit or loss, segment assets and related items. A segment is a component of an enterprise that engages in business activity whose operating results are reviewed regularly by the Company's chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance, and for which discrete financial information is available.

The Company's chief operating decision maker is its Board of Directors, to which management reports and which makes the decisions about resources to be allocated to each segment and to assess its performance.

SFAS 131 permits disclosure of the Company's segment reporting as long as it is supported by the form and content of the Company's financial report to its Board of Directors for which there should be a reasonable basis for the allocation between the Company's reported segments.

For financial statement and segment reporting, the Company combines the Online services and Print services because the pricing of Print services and Online service is combined as part of the Company's "Total Solution Package" price list.

As disclosed in the segment note to the Company's financial statements, revenues for the Company's Print and Online services are reported separately to the Company's Board of Directors, as the Company's chief operating decision maker. For reporting to the Board of Directors, the Company estimates the allocation of revenue between Print and Online services based on the Company's own determination of relative fair value of each component.

Attached as Annex A is the financial report that management of the Company furnished to the Board of Directors for its review of the Company's performance. The Board of Directors also uses this information to allocate resources to the different segments.

Note 24 Directors Purchase Plan, page 73

7. Please tell to us your accounting treatment of the options in your directors purchase plan, including any other reference to authoritative accounting literature.

     Response: As per the Directors Purchase Plan each director could purchase up to 20,000 common shares of the Company, under such terms and conditions as defined by the Directors Purchase Plan ("the Plan").

     Each year on January 1, each director fulfilling the eligibility criteria of the Plan is entitled to an option which expires on February 28 of the same year. The option is to purchase up to 20,000 shares.

     As per the current terms and conditions, directors purchasing the shares under the plan pay 10% of the purchase price on or before February 28th of the current financial year. The purchase price is the average closing price of the shares for the last five trading days of the immediately preceding financial year.

     Under the current terms of the Plan, the ownership of the shares will transfer after four years and the directors have to pay the remaining 90% balance on or before that final date. The shares will be issued to the directors only upon expiry of the holding period for these shares. If a director fails to pay the balance of 90% of the purchase price on or before the end of the holding period, the 10% deposit paid by the director will be forfeited. However, the directors do not need to render any additional service to the Company and there is no forfeiture of the shares upon the director leaving the Company. Therefore, these shares have been accounted for on an advance share-subscription basis.

     The Company's accounting treatment is as follows:

     (i) When a director purchases the shares and pays 10% of the purchase price:

           Bank Account - Debit

           Additional paid in capital - Credit

     (ii)  When balance of 90% is received from the director.

           Bank Account - Debit

           Additional paid in capital - Credit

     (iii) When the shares are issued upon expiry of the holding period for these shares: Par value of the issued shares is transferred from additional paid in capital account to common share capital account. The following is the accounting entry:

          Additional paid in capital - Debit (with the par value of $0.01 for each issued share)


          Common Share Capital Account - Credit (with the par value of $0.01 for each issued share)

     (iv) The net effect is:

          Bank Account - Debit (with the money received from the directors based on prevailing market price)

          Common share capital Account - Credit (with the par value of $0.01 for each share issued)

          Additional paid in capital - Credit (with the share premium amount on the shares issued)

          All directors meet the APB 25 criteria to allow the option grants to be accounted for under APB 25.

     Under APB Opinion 25, the compensation expense relating to the share options granted is measured as the difference between the quoted market price of the stock at the grant date and the price to be paid by the directors (exercise price) on the measurement date. The exercise price and number of shares are both established on January 1 of each year, hence, fixed plan accounting is applied.

     For 2002, 2003 and 2004, the option price for grants to directors was equal to or higher than the fair market value at date of grant, therefore, there was no stock compensation expenses associated with the Directors Purchase Plans during these years. For the grants relating to the 2001 year, the option price was established at 85% of fair market value at date of grant. The stock compensation expense related to these grants of $11 was not recorded because the effect was not material.

     In its Annual Reports, the Company will make the revisions to its footnote disclosure to the financial statements in order to make the foregoing clearer to the reader. The footnote disclosure to the financial statements will be such as the following:

          Directors Purchase Plan

          A 2000 Non-Employee Directors Share Option Plan was approved on October 26, 2000 by the shareholders of the Company. Each eligible Director was entitled to an option to purchase up to 20,000 common shares at a price established at year end.

          The option was exercisable before the end of each February following the year end at which the option price was established. The non-employee Directors have the right to decline all or part of the award, which is non-transferable.

          For grants attributable to the 2001 year, the option price was fifteen percent less than the average closing price of the shares for the last five trading days of the previous calendar year. The award vested over four years with one quarter of the shares vesting each year. Full payment was required upon exercising the option. Upon resignation of an eligible Director, all unvested shares would be forfeited and the option price received for the forfeited unvested shares would be refunded. Only one Director accepted the offer on February 10, 2001 for the 24,200 shares granted under the option. The $164 received as proceeds of this plan was included in additional paid-in capital. On February 28, 2002, 2003 and 2004, the Company issued to the Director the 6,050, 6,050 and 6,050 common shares, respectively, that vested on those dates.

          On November 1, 2001, the terms of the plan for prospective grants were amended to require only 15% of the exercise price to be paid upon exercise date and that the resignation of a director would no longer result in a forfeiture of the subscribed shares. The plan entitles the directors to a grant of options at a price established at the prior yearend. The ownership of the awards will transfer after four years. Optionees must pay 15% of the option price, which is the average closing price of the shares for the last five trading days of year 2001, at the time of exercising the option. The balance of 85% must be paid on or before the end of the holding period. The resignation of a Director following his or her exercise of the Grant of Options and payment of the Option Price shall not cause a forfeiture of the subscribed shares. All the eligible non-employee Directors accepted the offer before February 28, 2002. The $50 received towards the 15% of the option price was included in additional paid in capita l.

          On February 27, 2002, the terms of the plan for prospective grants were amended to require only 10% of the exercise price to be paid upon exercise date. The plan entitles the directors to a grant of options at a price established at the prior yearend. The ownership of the awards will transfer after four years. Optionees must pay 10% of the option price, which is the average closing price of the shares for the last five trading days of year 2002, at the time of exercising the option. The balance of 90% must be paid on or before the end of the holding period. The resignation of a Director following his or her exercise of the grant of options and payment of the option price shall not cause a forfeiture of the subscribed shares. Three eligible directors accepted the offer before February 28, 2003. The $30 received towards the 10% of the option price was included in the additional paid in capital.

          On May 8, 2003, shareholders approved the amendments to the 2000 Non-Employee Directors Share Option Plan to allow both employee and non-employee Directors to participate prospectively in the plan. The plan was renamed as the Directors Purchase Plan by the Board of Directors on August 14, 2003.

          Directors purchasing the shares under the plan pay 10% of the purchase price, which is the average closing price of the shares for the last five trading days of the 2003 year, on or before February 28, 2004. The balance of 90% is paid by February 28, 2008 and the shares will be issued thereafter. The resignation of a Director following his or her purchase of the shares and payment of the 10% initial installment shall not cause a forfeiture of the purchased shares. Six directors opted to purchase 24,200 shares each and one director opted to purchase part of the 24,200 shares. The amount of $92 received towards the 10% of the purchase price was included in additional paid in capital.

          As per the terms of the Directors Purchase Plan, Directors purchasing the shares under the plan in year 2005 will pay 10% of the purchase price which is the average closing price of the shares for the last five trading days of the year 2004, on or before February 28, 2005. The balance of 90% will be paid by February 28, 2009 and the shares will be issued thereafter. The resignation of a Director following his or her purchase of the shares and payment of the 10% initial installment shall not cause a forfeiture of the subscribed shares. Five directors opted to purchase 22,000 shares each. The amount of $118 received towards the 10% of the purchase price will be included in additional paid in capital.

Other

8. We note you have significant operations in China and Hong Kong SAR. In light of the restriction on the payment of dividends and other restrictions under PRC law, it appears it may be necessary for you to provide condensed financial information of the registrant prepared in accordance with 12-04 of Regulation S-X and the disclosures required by 4-08(e) of Regulation S-X, pursuant to Item 17(a) of Form 20-F. Please revise accordingly or advise us in detail.

     Response: The Company appoints independent sales representatives in China and Hong Kong to sell its services in China and Hong Kong for which they earned sales commissions from them. The Company has 2 subsidiaries in China which have distributable dividends of about $90 as at December 31, 2004. Chinese legal counsel has advised the Company that there is no legal restriction in China for the Company's Chinese subsidiaries to pay dividends out of China.

     Hong Kong has its own independent corporate law and is not subject to the PRC business law. Hong Kong legal counsel has advised that there is no legal restriction in Hong Kong for payment of dividends out of Hong Kong.

     The majority of profits and retained earnings of Global Sources Ltd. are recorded in Cayman Islands subsidiaries. Also, there are no restricted net assets from the consolidated subsidiaries that exceed 25% of the consolidated net assets. Hence, no disclosure under Rule 12-04 and 4-08(e) or Regulation S-X is required.

     The Company is prepared to make the changes indicated in its responses to the Staff's comments numbers 1, 2, 5 and 7 in an amendment to its 2004 Form 20-F, but, in light of the Company's responses to the Staff's comments, the Company respectfully requests that the Company be permitted to add the additional disclosures in response to comments number 1, 2, 5 and 7 in future filings, without filing an amendment to its Form 20-F for the year ended December 31, 2004.

     The Company hereby acknowledges that (1) the Company is responsible for the adequacy and accuracy of the disclosure in the filing to which this response letter relates, (2) staff comments or changes in response to staff comments in the disclosure in the filing to which this response relates do not foreclose the Commission from taking any action with respect to such filing and (3) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     Comments or questions regarding any matters with respect to the foregoing may be directed to the undersigned at (212) 701-3139.

                                             Very truly yours,



                                             /s/ Michael J. Ohler
                                             ------------------------
                                             Michael J. Ohler


cc:  Eddie Heng Teng Hua,
          Chief Financial Officer
          Global Sources Ltd.
     James J. Clark, Esq.

                                    Annex A

                               GSOL BOARD MEETING
                               FEBRUARY 28, 2005

                              STATEMENT OF INCOME
                        ACTUAL 4TH QUARTER 2004 vs 2003
                           In U.S. Dollars Thousands


                                    ACTUAL           ACTUAL           BETTER/         ACTUAL YEAR       ACTUAL YEAR       BETTER/
                                 4TH QTR 2004     4TH QTR 2003        (WORSE)             2004             2003          (WORSE)
                                  $        %      $          %      $         %       $          %     $         %      $       %
Revenue:
   Online Services               13,705   45     13,588     52     117       1       54,487     50    53,520    57     967     2
   Other Media Services          11,070   37     10,583     40     487       5       40,690     37    36,778    39     3,913   11
   Exhibitions                   5,379    18     1,965      7      3,414     174     13,015     12    3,327     3      9,688   291
   Miscellaneous                 132      0      148        1      (16)      (11)    512        1     657       1      (145)   (22)

Total Revenue (Gross)            30,286   100    26,284     100    4,002     15      108,704    100   94,282    100    14,422  15
   Discount Allowed              761      3      645        2      (116)     (18)    2,858      3     2,613     3      (245)   (9)

Total Revenue (Net)              29,525   97     25,639     98     3,886     15      105,846    97    91,669    97     14,177  15
Sales costs                      7,239    24     8,286      32     1,048     13      29,956     28    30,113    32     157     1
Contribution Margin              22,286   74     17,353     66     4,933     28      75,890     70    61,556    65     14,334  23
Operating Expenses:
   Event Production Costs        1,836    6      602        2      (1,234)   (205)   3,774      39    30        1      (2,844) (306)
   Community Costs               5,532    18     3,428      13     (2,104)   (61)    16,967     16    12,331    13     (4,636) (38)
   General & Administration
      Costs                      8,023    26     7,641      29     (382)     (5)     31,252     29    28,682    30     (2,570) (9)
   Online Development Costs      1,126    4      1,072      4      (54)      (5)     4,232      4     4,960     5      728     15
   Non-cash Compensation         876      3      206        1      (670)     (326)   2,117      2     1,419     2      (698)   (49)
   Amortization                  373      1      920        4      547       59      1,480      1     4,453     5      2,973   67

Total Operating Expenses         17,766   59     13,869     53     (3,897)   (28)    59,822     54    52,775    56     (7,047) (13)
Income from Operation            4,520    15     3,484      13     1,036     301     6,068      16    8,781     9      7,287   83
   Interest income               83       0      49         0      34        72      219        0     122       0      97      80
   Gain/(losses)on sales of
      available-
      for-sale securities        530      2      (40)       (0)    570       1412    1,120      1     (40)      (0)    1,160   2,873
   Foreign exchange
      gains/(losses), net        302      1      (102)      (0)    404       396     240        0      0         0      240    100

Income before Income Taxes       5,435    18     3,391      13     2,044     60      17,647     16     8,863     9      8,784  99
Income Tax Provision             (45)     (0)    (343)      (1)    298       87      (651)      (1)    (668)     (1)    17     3
Net Income before minority
    interest                     5,390    18     3,048      12     2,342     77      16,996     16     8,195     8      8,801  107
Minority interest                (389)    (1)    (392)      (1)    3         1       (1,227)    (1)    (861)     (1)    (366)  (43)
Net Income                       5,001    17     2,656      11     2,345     88      15,769     14     7,334     78,43  51     15
EBITDA excluding non-cash
    compensation                 6,451    21     5,347      20     1,104     21      22,237     20     18,709    20     3,528  19
